Exhibit 99.1

Algonquin Power & Utilities Corp. Announces Closing of Subordinated Debt Offering and Exercise in Full of Over-Allotment Option

OAKVILLE, Ontario – October 17, 2018 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“APUC” or the “Company”) today announced that in connection with its previously announced underwritten public offering (the “Offering”) of 6.875% fixed-to-floating subordinated notes due October 17, 2078 (the “Notes”), the over-allotment option (the “Over-Allotment Option”) granted to the Underwriters (as defined below) to purchase up to an additional US$37.5 million aggregate principal amount of Notes (the “Option Notes”) has been exercised in full. As a result of the Underwriters’ exercise of the Over-Allotment Option in full, the aggregate gross proceeds of the Offering were US$287.5 million, before deducting underwriting discounts and commissions and offering expenses. The Offering, including the sale of the Option Notes, closed on October 17, 2018. APUC intends to use all of the net proceeds from the Offering to repay outstanding indebtedness. APUC’s application to list the Notes on the New York Stock Exchange has been approved.

The joint book-running managers for the Offering were BofA Merrill Lynch, J.P. Morgan, Morgan Stanley, Wells Fargo Securities and RBC Capital Markets and the co-managers for the Offering were BMO Capital Markets and CIBC Capital Markets (collectively, the “Underwriters”).

About Algonquin Power & Utilities Corp.

APUC is a diversified generation, transmission and distribution utility with approximately US$9 billion of total assets. Through its two business groups, APUC provides rate regulated natural gas, water, and electricity generation, transmission, and distribution utility services to over 760,000 customers in the United States, and is committed to being a global leader in the generation of clean energy through its ownership of, or interest in, long term contracted wind, solar and hydroelectric generating facilities representing approximately 1.7 GW of installed capacity.  APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its rate regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. APUC’s common shares, Series A preferred shares and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively.  APUC’s common shares are also listed on the New York Stock Exchange under the symbol AQN.

Caution Regarding Forward-Looking Information

Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “expected”, “intends” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements contained in this news release include, but are not limited to, the expected use of the net proceeds from the Offering. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in APUC’s most recent annual and interim management’s discussion and analysis, most recent annual information form and prospectus and prospectus supplement relating to the offering. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.

For Further Information:
Ian Tharp, CFA
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500